Exhibit 11

POTASH CORPORATION OF SASKATCHEWAN INC.

COMPUTATION OF PER SHARE EARNINGS
FOR THE SIX MONTHS ENDED JUNE 30

(Figures and amounts expressed in millions, except per share amounts)

		2002	2001

A	Net income as reported, Canadian GAAP	$24.7	$105.5
B	Items adjusting net income	$3.7	$(9.6)
C	Net income, US GAAP	$28.4	$95.9
D	Weighted average number of shares outstanding	51,989,000	51,862,000
E	Net additional shares issuable for diluted earnings per share calculation	315,000	330,000
	CANADIAN GAAP
	Basic earnings per share (A/D)	$0.47	$2.04
	Diluted earnings per share (A/(D+E))	$0.47	$2.02
	UNITED STATES GAAP
	Basic earnings per share (C/D)	$0.55	$1.85
	Diluted earnings per share (C/(D+E))	$0.54	$1.84